

November 10, 2011

Via E-mail
Raymond A. Blanchette, III
President and Chief Executive Officer
Ignite Restaurant Group, Inc.
9900 Westpark Drive, Suite 300
Houston, TX 77063

> **Re: Ignite Restaurant Group, Inc.**
> **Amendment No. 2 to the Registration Statement on Form S-1**
> **Filed October 31, 2011**
> **File No. 333-175878**

Dear Mr. Blanchette:

We have reviewed your response to our letter dated September 22, 2011 and have the following additional comments.

General

1. We note that you intend to file a number of the exhibits, including the underwriting agreement and legality opinion, with future amendments. Please allow sufficient time for staff review as we may have comments upon review of the exhibits.

Prospectus Summary, page 1

Our Company, page 1

2. We note your response to prior comment two. Please revise your disclosure here and on page 75 to clarify that outperforming the KNAPP-TRACK report means that your results exceeded the average results.

U.S. Federal Tax Considerations for Non-United States Holders, page 129

3. Please remove the language "is included for general information only" from the bolded disclaimer on page 132.

Other

4. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Raymond A. Blanchette, III
Ignite Restaurant Group, Inc.
November 10, 2011
Page 2

      You may contact Juan Migone at (202) 551-3312 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Jason K. Zachary
       Kirkland & Ellis LLP